As Filed with the Securities and Exchange Commission on June 26, 2009                                                      Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

BIOVITRUM AB (publ)

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer’s name into English)

KINGDOM OF SWEDEN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, NY 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☐on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee

American Depositary Shares, each American Depositary Share evidencing one (1) ordinary share of Biovitrum AB (publ).	50,000,000 American Depositary Shares	$0.05	$2,500,000	$139.50

(1)                                  Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Item 1.  Description of the Securities to be Registered

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt - top center

Terms of Deposit:

	(a)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner

	(b)	The procedure for voting, if any, the deposited securities	Articles 15 and 16

	(c)	The collection and distribution of dividends	Articles 12, 14 and 15

	(d)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15 and 16

	(e)	The sale or exercise of rights	Article 13

	(f)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12 and 17

	(g)	Amendment, extension or termination of the Deposit Agreement	Articles 20 and 21

	(h)	Rights of holders of American Depositary Receipts to inspect the transfer books of the Depositary and the list of holders of American Depositary Receipts	Article 11

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

	(i)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6 and 8

	(j)	Limitations upon the liability of the Depositary	Articles 13, 18 and 22

(3)	Fees and charges		Article 7

Item 2.  Available Information

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Information published by Biovitrum AB (publ)	Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(a) Form of Deposit Agreement (including the form of American Depositary Receipt), among Biovitrum AB (publ) (the “Company”), The Bank of New York Mellon, as Depositary (the “Depositary”), and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

(d) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an American Depositary Receipt at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York Mellon, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 26, 2009.

By:	THE BANK OF NEW YORK MELLON,
as Depositary

By:	/s/ Joanne F. Di Giovanni
Name: Joanne F. Di Giovanni
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Biovitrum AB (publ) has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Kingdom of Sweden on June 26, 2009.

BIOVITRUM AB (publ)

By:	/s/ Martin Nicklasson
Name: Martin Nicklasson
Title: CEO

By:	/s/ Fredrik Berg
Name: Fredrik Berg
Title: General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on June 26, 2009.

Name	Title

/s/ Martin Nicklasson	Principal Executive Officer
Martin Nicklasson

/s/ Göran Arvidson	Principal Financial Officer
Göran Arvidson

/s/ Maria Engström	Principal Accounting Officer
Maria Engström

/s/ Håkan Åström	Director
Håkan Åström

/s/ Wenche Rolfsen	Director
Wenche Rolfsen

/s/ Michael Steinmetz	Director
Michael Steinmetz

/s/ Mats-Olof Ljungkvist	Director
Mats-Olof Ljungkvist

/s/ Hans Glemstedt	Director
Hans Glemstedt

/s/ Peter Sellei	Director
Peter Sellei

/s/ Hans Wigzell	Director
Hans Wigzell

/s/ Catarina Larsson	Director
Catarina Larsson

/s/ Bo Gunnar Rosenbrand	Director
Bo Gunnar Rosenbrand

/s/ Donald Puglisi	Authorized Representative in the United States
Puglisi & Associates

Name: Donald Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Exhibits

(a)	Form of Deposit Agreement, among the Company, the Depositary and all Owners and Holders from time to time of American Depositary Receipts issued thereunder.

(d)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.